SEC 21002892

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MAR 01 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILA DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WEST 45TH STREET, SUITE 3600
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL S. FILLMORE 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST # 301	NEW YORK	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL S. FILLMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILA DISTRIBUTORS LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randall S Fillmore

Signature

CHIEF COMPLIANCE OFFICER

Title

Pamela C. Rose

Notary Public

PAMELA C. ROSE
NOTARY PUBLIC - STATE OF NEW YORK
No 01RO6089076
Qualified in New York County
My Commission Expires March 17, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of Aquila Distributors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aquila Distributors LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 23, 2021

Aquila Distributors LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 982,976
Due from affiliates	87,478
Prepaid expenses	52,051
Marketable securities, at fair value	39,822
Commissions receivable	10,342
Deferred tax asset	300
Dividend receivable	147
Total assets	$ 1,173,116
Liabilities and Member's Equity	
Liabilities	
Payable to brokers	$ 342,492
Due to an affiliate	241,982
Accounts payable and accrued expenses	18,276
Accrued taxes	2,000
Total liabilities	604,750
Total member's equity	568,366
Total liabilities and member's equity	$ 1,173,116

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors LLC ("ADL" or the "Company"), a Delaware Limited Liability Company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. ADL serves as the principal underwriter to the Aquila Group of Funds (the "Funds," each a "Fund") and acts as the exclusive distributor of shares in the Funds for Aquila Investment Management LLC ("AIM"), an entity under common ownership. AIM serves as the administrator for all of the Funds, and investment adviser and administrator for all but one of the Funds. ADL and AIM are wholly owned by Aquila Management Corporation ("AMC" or "Parent Company"), the sponsor and creator of the Funds.

As further described in the related party transactions Note 4, the Company is a member of a group of affiliated companies and has relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

Revenue from Sale of Investment Company Shares
As exclusive distributor of the Funds, the Company receives income from the sales of affiliated mutual fund shares including underwriter fees and dealer commissions from mutual fund trades processed by the Company. Underwriter fees are earned on all sales of loaded A shares. Dealer commissions are earned on sales of loaded A shares and sales of C shares when the Company is listed as dealer of record or there is no current dealer of record. Underwriter fees and dealer commissions are based upon a percentage of sales prices of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. Commission income is recognized on trade date, which is the date of the sale of the mutual fund shares.

In addition, the Company earns distribution fees in the form of C share service fees. The C share service fee is earned on outstanding C shares aged greater than 12 months and less than 72 months at which time C shares automatically convert to A shares. Distribution fees also includes 12b-1 fees on A, C and I shares outstanding primarily when the Company is listed as dealer of record, the full amount is not re-allowed to the dealer of record, or there is no current dealer of record. Distribution fees are earned and recognized on a monthly basis based on shares outstanding of the affiliated funds during the month.

Contingent deferred sales charges (CDSC") fees are earned when redemption occurs during the CDSC period. CDSC fees are recognized when shares over $250,0000 are purchased at NAV ("Net Asset Value") with dealer allowance and redeemed prior to the 2 or 4 year CDSC period and C share redemptions within the first year.

Market impact to the NAV of C shares creates gain/loss as the paydown occurs on C Share receivable balances. The pay down occurs monthly during the first year, and respective gain/loss are recognized at the time of each paydown.

1. Organization – (Continued)

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker-dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (US) Inc., (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

ADL is a Limited Liability Company and is disregarded for Federal income tax purposes. All income and expenses are included on the Parent Company's income tax return. Income tax expense (benefit) is allocated to ADL as if it had filed a separate tax return. The Parent Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and for New York State tax purposes. Accordingly, the Parent Company is not subject to Federal income tax and pays New York State tax at a minimum rate. Stockholders of the Parent Company are responsible for their respective shares of Federal and New York State income taxes. However, the Parent Company is subject to New York City corporate taxes.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Generally, the Company's tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

2. Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers

The Company accounts for revenue earned from contracts with customers for various services relating to the sales of affiliated mutual fund shares under ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." As such, revenues for these services are recognized when performance obligations related to the underlying transactions are completed and are presented under "Revenue from sale of investment company shares" in the accompanying statement of operations. ASU 2014-09 provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures.

3. Revenue from Sale of Investment Company Shares

The following table reflects the changes in the Company's contract assets, which the Company classifies as "Commissions receivable" or "Due from affiliates", and the Company's contract liabilities, which the Company classifies as "Payable to brokers" for the year ended December 31, 2020:

	12/31/20	12/31/19
Commissions receivable	$ 10,342	$ 4,116
Due from affiliates	$ 87,478	$ 78,259
Payable to brokers	$342,492	$338,547

Commissions receivable represent underwriting and dealer commissions in the amount of $10,342 for trades occurring at the end of December 2020 which were collected in the subsequent month. Due from affiliates in the amount of $87,478 represent receivables for December 12b-1 distribution fees which were collected in the subsequent month and receivable for C Shares which will be collected over the next twelve months. Payable to brokers in the amount of $342,492 represent 12b-1 distribution and CDSC fees as of December 31, 2020.

4. Related Party Transactions

Related party transactions are between (a) AMC, and its other wholly owned subsidiary, AIM, (b) the Funds, and (c) a consultant who also serves as a manager of the Company (collectively, the "Affiliated Parties").

Expense Sharing Agreement

ADL and AIM entered into an Expense Sharing Agreement ("Agreement"), covering: (1) Payroll and Fringe Benefits, (2) Rent, Utilities and Use of Office Equipment, (3) Communications Expense, (4) Customer Relationship Management System, and (5) Corporate American Express Credit Card Charges. In addition, the agreement calls for AIM to compensate the Company for certain services, specifically for shareholder services, marketing, professional, and support services provided for AIM's benefit. The Agreement establishes systematic and rationale allocation methodologies for each shared expense category consistent with U.S. generally accepted accounting principles. The Agreement will automatically renew on a year-to-year basis unless and until terminated by either party on thirty days' notice.

4. Related Party Transactions (Continued)

The Company owes AIM $241,982 related to this expense sharing agreement which is reported as due to affiliate in the accompanying statement of financial condition at December 31, 2020.

Shareholder Services, Marketing, Professional and Support Services
ADL and AIM have also determined that it is appropriate for AIM to compensate ADL for certain shareholder services, marketing, professional and support services performed by ADL relating to the operations, and necessary for the functioning that benefit AIM and the Funds, through ADL's role as distributor of the Funds. AIM continues to provide support to ADL through support fees.

Purchased C Share Receivables
ADI and AIM are parties to a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to AIM. For the year ended December 31, 2020, AIM purchased receivables in the amount of $53,213 at a cost of $50,000 with a discount on these transactions in the amount of $3,213. AIM continues to provide support to ADL through purchased receivables.

These actions (Support Service Fee and C Share Receivable purchase transactions) serve to infuse additional Net Capital into ADL with a goal to maintain a satisfactory level of Net Capital. ADL management continues to carefully monitor its level of Net Capital and AIM is prepared to purchase additional C Share Receivables, or take such other actions (to maintain adequate levels of Net Capital) as may be necessary in the circumstances.

Consulting Services
For the year ended December 31, 2020, the Company made payments to an affiliated party for consulting services.

Due from Affiliates
At December 31, 2020, due from affiliates amounts to $87,478 and represents 12b-1 distribution and service fees due from the Funds.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $422,564, which exceeded the required minimum net capital of $40,317 by $382,247. Aggregate indebtedness at December 31, 2020 totaled $604,750. The ratio of aggregate indebtedness to net capital was 1.43 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $332,247.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.

The Company had cash in excess of FDIC insured limits in the amount of $682,523 at December 31, 2020 and was exposed to the credit risk resulting from this concentration of cash.

7. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3: Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2020.

Description	Total	Level 1	Level 2	Level 3
Equity securities	$39,822	$39,822	$ -	$ -

8. Recently Issued Accounting Pronouncements

The FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

8. Recently Issued Accounting Pronouncements (Continued)

The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. As the Company's receivables are mainly with related parties and are short-term in nature, the adoption of this standard did not have a material impact on the Company's financial statements.

The FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230) regarding restricted cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update do not provide a definition of restricted cash or restricted cash equivalents. The adoption of the standard did not have a material impact to the financial statements.

9. Subsequent Events

No other events or transactions subsequent to December 31, 2020 through the date these financial statements were issued would require recognition or disclosure in these financial statements.